SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                             For the month of August

                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)
                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____ Form 40-F ___________

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                 under the Securities Exchange Act of 1934.)


                        Yes _____________ No____X_______


       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:


The English language press release of Van der Moolen Holding N.V. dated August 16, 2007 announces restructuring US organization on track.

        Van der Moolen: Restructuring US Organization on Track

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Aug. 16, 2007--

Key Figures
---------------------------------------- -------- -------- -----------
Euros millions                    2nd      2nd      1st     6 months
                                 quarter  quarter  quarter
                                 2007     2006     2007    2007  2006
---------------------------------------- -------- -------- -----------
Revenues                           35.2     40.5     39.6   74.8  79.5
---------------------------------------- -------- -------- -----------
Operating profit (loss)            (5.2)    (5.3)    (1.0)  (6.2) 24.0
---------------------------------------- -------- -------- -----------
Profit (loss) for the period       (9.3)    (7.7)    (4.4) (13.7)  6.3
---------------------------------------- -------- -------- -----------
Profit (loss) attributable to
 common equity holders of the
 Company                           (9.6)    (9.4)    (4.3) (13.9)  1.7
---------------------------------------- -------- -------- -----------
Guarantee capital                 242.9    414.7    279.5  242.9 414.7
---------------------------------------- -------- -------- -----------
Per common share data (Euros x
 1)
---------------------------------------- -------- -------- -----------
Profit (loss)                     (0.21)   (0.21)   (0.09) (0.30) 0.04
---------------------------------------- -------- -------- -----------
Diluted profit (loss)             (0.21)   (0.20)   (0.09) (0.30) 0.04
---------------------------------------- -------- -------- -----------

---------------------------------------- -------- -------- -----------
Average US dollar/Euro rate        0.74     0.80     0.76   0.75  0.81
---------------------------------------- -------- -------- -----------


    Van der Moolen Holding NV (NYSE:VDM) (Amsterdam:VDMN) (liquidity provider and broker in equities, bonds and related instruments in the US and in Europe), today reported its results for the second quarter of 2007.

    Highlights:

    --  Revenues of EUR 35.2 million in Q2 2007, compared to EUR 39.6
        Q1 2007;

    -- Net loss of EUR 9.6 million attributable to common shareholders in Q2 2007;

    --  Substantial growth of profits in Europe;

    --  Losses are fully caused by US activities;

    -- Loss per common share of EUR 0.21 in the second quarter of 2007;

    --  Cost reduction program US successfully executed.

    -- Further cost base reduction to meet target of EUR 20.0 million annualized cost saving target by end of 2007;

    -- Profitability of US operations expected in the second half year of 2007.

    Richard den Drijver, Chief Executive Officer of Van der Moolen Holding NV commented: "European trading and brokerage activities showed ongoing strong performance in the second quarter of 2007 and an increase of revenues of 70% in the first half year of 2007. Revenues of our US activities showed a further decline and a decrease of revenues of 68% in the first half year of 2007. In the second quarter of 2007 we have taken a series of measures to right size and tailor our US activities to the full implementation of the NYSE hybrid system. With the newly dimensioned US operation we target for profitability in the second half year of 2007".

    Operational highlights first half year of 2007

    European activities

    In the first half year of 2007 the European activities of Van der Moolen showed an ongoing growth in revenues and profitability. We experienced favourable market conditions in all our markets in which we are active.

    In Europe, Van der Moolen has operations in Amsterdam, London, Paris, Cologne and Zug. In Amsterdam the company is acting as a liquidity provider and broker. In London, Cologne and Zug we are active as proprietary trader in equities and derivatives and arbitrageur. In the first half year of 2007 European revenues represented 81.3% of total revenues of Van der Moolen, compared to 48.0% in full year 2006.

    Ongoing growth in revenues and profitability

    For the first half year of 2007, revenues of European activities amounted to EUR 60.8 million compared to an amount of EUR 35.8 million in the first half year of 2006, an increase of 70%. Of these revenues, brokerage activities contributed revenues of EUR 10.0 million in the first half year of 2007, compared to an amount of EUR 7.2 million in the first half year of 2006, an increase of 39%.

    Strong performance brokerage

    European brokerage, based in Amsterdam, has experienced a strong half year 2007. Van der Moolen is acting as an execution broker for professional clients and revenues increased by 39% versus 2006. The brokerage activities were benefiting from a strong investing climate, high turnovers and favourable market conditions. Our teams with strong execution skills helped further expand our professional client base. Through the acquisition of Robbins & Henderson and our own brokerage team we also will be able to provide our European client base with strong execution in the US markets.

    Investments in Online Trader

    In the first half year of 2007 Online Trader, our electronic trading platform got more traction with professional users. Due to our marketing efforts the number of, mainly, professional clients increased by approximately 40%. Recently we have started to market Online Trader to a broader investing community in the Netherlands and also in the French market. We believe that the combination between high speed execution and a low fee structure will make Online Trader an integral part of the professional and semi professional trading community. We will continue our marketing campaign again in the third quarter and new products and markets will be added in the remainder of the year.

    Termination bond activities

    In the first half year of 2007 Van der Moolen has decided to terminate the local Amsterdam cash bond activities after concluding that the activities could not be scaled to the desired levels. This is in line with our policy to reconsider activities that fail to reach pre-agreed growth targets.

    US activities

    Revenues of the US activities amounted to EUR 14.0 million in the first half year of 2007 compared to EUR 43.7 million in the first half year of 2006, a decrease of 68%. In the first half year of 2007 US revenues represented 18.7% of total revenues of Van der Moolen, compared to 52.0% in full year 2006. In the US, Van der Moolen is active as a liquidity provider and a participant in exchanges.

    Improved participation rate VDM Specialists USA

    In the first quarter of 2007, VDM Specialists USA participation rate was 3.6% versus NYSE average of 4%. In July 2007 VDM Specialists USA participation rate was 4.6%, an increase of 28%. Year to date, VDM Specialists USA participation rate is even with the NYSE average of 4%. In the first half year of 2007 the market share of the NYSE showed an ongoing decline. The NYSE market share in US markets declined from 75.1% to 64.8% from 31.12.2006 to 30.06.2007. The average trade size decreased from 599 shares to 345 shares.

    Restructuring US operations

    In March 2007, we announced that we would re-evaluate our business and organization model in the US following the strong decline in revenues from our specialist activities. Since then we have made significant progress in the restructuring of the US organization. The NYSE hybrid system allows VDM Specialists USA to downsize the staff level from 207 to 100 in the US. The normalised cost base for the second half year of 2007 is expected to be reduced by more than 35% compared to the first half year of 2007, resulting in a normalised expected costs saving of EUR 8.0 million. The organization structure is optimized. We have used assessment centre techniques to test the trading skills of our floor staff and have improved the trading circumstances by adjusting the software and by hiring new experienced and competitive traders.

    After the restructuring we expect to realize profitability for the US activities during the second half year of 2007.

    Increased stake in VDM Specialists USA

    In the second quarter of 2007, Van der Moolen increased its interest in Van der Moolen Specialists USA from 75% to 92.1%. The remaining minority interest of 7.9% is subject to the option agreement with the remaining minority partners of VDM Specialists USA to acquire the minority interest in Van der Moolen Specialists USA

    CBSX

    Designed as a highly cost-effective marketplace, CBSX provides economic incentives to liquidity providers to provide the best markets without sacrificing a level playing field for all market participants. Since the launch in March 2007 the roll out of stocks has been successful. The CBSX trades over 2800 different stocks and ETF's in which VDMS is in 700 of that liquidity provider. The volume of shares traded on the CBSX since the launch in March grew exponentially to a record high in July of over 126 million shares. VDM Capital markets actively make markets on the CBSX through our various trading models where we make use of the liquidity incentive the CBSX is offering to its market participants. The CBSX will continue to further roll out the number of stocks and products in the second half year of 2007.

    Strategy

    In August 2006 Van der Moolen disclosed a new strategy which is aimed at creating three sources of income (liquidity provider, brokerage, partnerships with exchanges) in three regions (Europe, US,
Asia).

    Currently in Europe Van der Moolen has two sources of income, as a liquidity provider and broker.

    In the US we are active as a liquidity provider and participant in exchanges. The acquisition of Robbins & Henderson in July 2007 marked the start of brokerage activities in the US.

    In Asia Van der Moolen is planning to roll out activities in the first half year of 2008.

    Financial highlights first half year of 2007

    The European activities have generated a net profit of EUR 3.7 million in the second quarter of 2007 compared to a net profit of EUR
3.2 million in the first quarter of 2007. US activities have contributed a net loss of EUR 7.7 million for the second quarter of 2007 compared to a net loss of EUR 4.8 million in the first quarter of 2007.

    In the second quarter of 2007 the interest in Van der Moolen Specialists USA has increased from 75% to 92.1% as a result of the takeover of minority interests. In June 2007 Van der Moolen entered into an option agreement with the remaining minority partners of VDM Specialists USA to acquire a total of 15.6% minority interest in Van der Moolen Specialists USA of which 7.9% was remaining as at June 30, 2007. Under the abovementioned option agreement the minority partners have the right to sell their interest in Van der Moolen Specialists USA for an agreed amount of $ 8.3 million in total. The put option is carried at the books of Van der Moolen at fair value and is revalued at reporting date, resulting in a benefit of EUR 0.1 million in the second quarter 2007. As a result of the takeover and the agreed option agreement, 100% of the result of Van der Moolen Specialists USA is recorded in the profit and loss statement as from April 1, 2007.

    In addition, as a result of the increase in Van der Moolen interest in Van der Moolen Specialists USA and the option agreement the following accounting treatment is applicable under IFRS:

    -- The minority interest is fully allocated to the capital and reserves attributable to the Company's equity holders; and

    -- The capital of the minority members is partly recorded as liability at the agreed strike price.

    In the second quarter of 2007, we have put a strong effort in reshaping our US activities. We have adapted our systems, our organization and our staffing to be more efficient in the NYSE hybrid system. In addition, we have refueled our trading teams and have brought new senior floor staff. The newly shaped organization needs to prove sustainability of Van der Moolen Specialists USA in the hybrid market on the NYSE in the coming months.

    Revenues

    At EUR 35.2 million, our reported total revenues in the second quarter of 2007 were 11% lower than in the first quarter of 2007 and 13% below those earned in the second quarter of 2006.

    On a geographical basis our revenues can be summarized as follows:



Van der Moolen Holding                                 6       6
 N.V.                      Q2   Q2  %     Q1  %    months  months  %
Revenue breakdown in
 millions of Euros       2007 2006      2007         2007    2006
------------------------ ---- ---- ---- ---- ---- ------- ------- ----
Europe                   28.9 19.4  49% 31.9  -9%    60.8    35.8  70%
USA                       6.3 21.1 -70%  7.7 -18%    14.0    43.7 -68%
------------------------ ---- ---- ---- ---- ---- ------- ------- ----
Total revenues           35.2 40.5 -13% 39.6 -11%    74.8    79.5  -6%
------------------------ ---- ---- ---- ---- ---- ------- ------- ----


    At EUR 28.9 million, the reported revenues in Europe are 9% lower than in the first quarter of 2007 but 49% higher than in the second quarter of 2006. On a six months basis, reported revenues in Europe are 70% higher than in 2006. The sharp growth in Europe was fueled by excellent trading conditions and diversification of financial products.

    At EUR 6.3 million, the reported revenues in the US are 18% lower than in the first quarter of 2007 and 70% lower than in the second quarter of 2006. On a six months basis, reported revenues in the US are 68% lower than in the first half year of 2006. The sharp decline in revenues in Van der Moolen Specialists USA compared to 2006 is mainly due to the implementation of NYSE Hybrid, the decline of the NYSE market share and the decline of the specialist participation rate.

    Other gains and losses - net

    In the second quarter of 2007 other gains and losses (net) amounts to nil. This is the net amount of the following items:

    -- A benefit of EUR 0.1 million as a result of the revaluation of the option agreement with the remaining minority partners of VDMS to acquire a total of 15.6% minority interest in Van der Moolen Specialists USA (of which 7.9% was remaining as at June 30, 2007).

    -- A realized profit of EUR 0.5 million as a result of the sale of NYSE Group shares.

    Operating expenses

    Total operating expenses in the second quarter were EUR 0.4 million higher than in the first quarter of 2007 and EUR 3.9 million lower than in the second quarter of 2006. Factors that significantly impacted the comparison with the first quarter of 2007 and the second quarter of 2006 are:

    Employee benefit expenses decreased by EUR 3.2 million or 16% compared to the first quarter of 2007 and increased by EUR 5.4 million or 48% compared to the second quarter of 2006. Severance payment expenses amounted to EUR 2.2 million in the second quarter of 2007, against an amount of EUR 2.0 million in the first quarter of 2007. The decrease compared to the first quarter of 2007 is mainly due to the results of the net reduction in work force in the US. Furthermore, variable employee compensation and benefit expenses amounted to EUR
7.2 million in the second quarter of 2007 compared to an amount of EUR
8.6 million in the first quarter 2007, a decrease of EUR 1.4 million.

    -- The decrease of the variable employee compensation and benefit expenses compared to the first quarter of 2007 is mainly due to the relative contribution of the different bonus arrangements in place throughout the Group and is mainly related to lower variable employee benefits expenses related to the activities in Europe in the second quarter of 2007.

    -- Other general and administrative expenses increased by EUR 3.8 million compared to the first quarter 2007 and decreased by EUR 10.0 million compared to the second quarter 2006. The increase compared to the first quarter of 2007 is mainly attributable to a one off benefit of EUR 0.6 million related to the favorable settlement of accrued legal fees related to the US activities in the first quarter of 2007 as well as additional costs related to our annual reporting (EUR 0.4 million), costs related to the professional fees at Group level (EUR 0.6 million), additional insurance costs (EUR 0.4 million) and accrued legal expenses (EUR 0.5 million). In addition, business started up in the last year had higher general and administrative expenses for an amount of EUR 0.5 million in the second quarter of 2007 compared to the first quarter of 2007. Compared to the second quarter of 2006, the decrease is caused by the recording of an impairment of charge of EUR 10.0 million and the recording of settlement expenses amounting to EUR 4.1 million in the second quarter of 2006. Total general and administrative expenses increased by EUR 4.1 million, mainly due to the factors indicated in the comparison with the first quarter of 2007.

    Operating profit

    Excluding the other gains and losses (net), the amortization expense and the impairment of fixed assets, operating loss amounted to EUR 4.5 million in the second quarter of 2007 compared to an operating profit of EUR 0.1 million in the first quarter of 2007 and EUR 6.6 million in the second quarter of 2006. The operating margin calculated on this basis was (negative) 12.8% in the second quarter of 2007, compared to 0.3% and 16.3% in the first quarter of 2007 and second quarter of 2006, respectively. The decrease in the operating margin is mainly due to the impact of lower profitability in the US and higher expenses at Group level.

    Net financing costs

    Net financing costs amounted to EUR 1.3 million in the second quarter of 2007, compared to EUR 2.2 million in the first quarter of 2007 and EUR 0.9 million in the second quarter of 2006. The net financing costs for the second quarter of 2007 are impacted by the repayment of the remaining part of the 7.11% $ 40 million subordinated borrowing in March 2007 for which, as a consequence, no interest expenses are recognised related to this borrowing in the second quarter of 2007. Furthermore, interest income increased by EUR 0.2 million compared to the first quarter 2007.

    For the first quarter of 2007 the functional currency of Van der Moolen Holding NV has been the US dollar. As a result of increased European trading and decreased US trading results, Van der Moolen has reassessed its functional currency in the second quarter of 2007 and changed from US dollar to Euro as from April 1, 2007.

    The foreign currency result amounted to EUR 0.2 million charge for the second quarter of 2007, compared to EUR 0.3 million charge in the first quarter of 2007.

    Income tax

    Income tax expense in the second quarter of 2007 was EUR 2.8 million, representing a consolidated effective tax rate of 47%, against a EUR 1.2 million charge, or 57% negative, in the preceding quarter and a charge of EUR 1.5 million, or 22% negative, in the second quarter of 2006. The consolidated effective tax rate in the current quarter includes the impact of the absence of a (net) deferred tax asset positions related to our US activities.

    Furthermore, the tax line in the second quarter of 2007 is impacted by the tax impact caused by the decrease of the unrealized gain on the NYSE Group shares.

    Minority interest

    In the second quarter of 2007, Van der Moolen increased its interest in Van der Moolen Specialists USA from 75% to 92.1%. The remaining minority interest of 7.9% is subject to the option agreement with the remaining minority partners to acquire the minority interest in Van der Moolen Specialists USA.

    EPS

    The weighted average number of outstanding shares to calculate basic earnings per share is 46.680.891 for the second quarter of 2007 and the first half year of 2007. Loss per common share amounts to 0.21 in the second quarter of 2007, compared to a loss of EUR 0.09 in the first quarter 2007 and a loss of EUR 0.21 in the second quarter of 2006.

    Balance sheet total

    On June 30, 2007 our Balance Sheet total was EUR 2.1 billion compared to a balance sheet total of EUR 1.7 billion at year end 2006.

    Intangible assets

    Intangible assets, including goodwill, decreased from EUR 84.9 million at December 31, 2006 to EUR 82.9 million at June 30, 2007. This decrease mainly reflects the amortization of intangible fixed assets in the first half year of 2007 and the impact of the devaluation of the US currency against the Euro.

    For the first half year of 2007, management has assessed that there are no indications that the carrying amount of our intangibles may not be recoverable.

    Guarantee capital

    Guarantee capital, which consists of total equity plus the non-current portion of our subordinated indebtedness (including financing preferred capital and capital contributions from minority members), decreased from EUR 298.6 million to EUR 242.9 million at June 30, 2007.

    This decrease is mainly caused by:

    -- a decrease of EUR 9.6 million, mainly related to the repayment of subordinated borrowings (March 2007);

    --  the loss attributable to the first six months of 2007 of EUR
        13.9 million;

    -- a EUR 10.4 million repurchase and cancellation of 251,000 cumulative financing preferred shares A of Van der Moolen
        Holding NV;

    --  a EUR 4.4 million payment of preferred financing dividend (May
        2007);

    -- a EUR 13.7 million reduction in the capital accounts of minority members;

    -- a EUR 2.7 million decrease in fair value reserve related to the sale of NYSE shares;

    --  other items resulting in a net decrease of EUR 1.0 million.

    Cash and cash equivalents

    The Group has approximately EUR 15 million of freely-available cash (including disposition on security positions and other assets) (December 31, 2006: EUR 19 million). Further, it has EUR 15 million available in short-term committed credit lines of which EUR 5 million is currently drawn.

    Non-current cash and cash equivalents

    The non-current cash and cash equivalents reflect that part of cash and cash equivalents held by VDM Specialists USA for purposes of compliance with the Net Liquid Asset ("NLA") requirement set by the New York Stock Exchange. The total NLA requirement amounts to $ 122 million (or EUR 90 million) at June 30, 2007.

    Available for sale assets

    At June 30, 2007 we own 216,302 NY shares in the NYSE Group.
Unrealized gains and losses on the NYSE Group shares are recorded in the fair value reserve in equity.

    Cash flow from operating activities

    Cash flow from operating activities amounted to EUR 76.2 million negative in the first half year of 2007, mainly due to a cash outflow of EUR 93.4 million due to the development of our trading position in the first half year of 2007, which is partly offset by a EUR 12.0 million release from the non-current cash and cash equivalents.

    Cash flow from investing activities

    Cash flow from investing activities amounted to EUR 1.8 million, mainly related to the proceeds from the sale of available for sale assets of EUR 4.7 million, partly offset by investments in software and tangible fixed assets.

    Cash flow from financing activities

    Cash flow from financing activities amounted to EUR 42.0 million negative, mainly caused by the repurchase and cancellation of 251,000 cumulative financing preferred shares A of Van der Moolen Holding NV, the repayment of subordinated debt in March 2007, interest payments and repayment to minority members and the payment of dividend on the financing preferred shares.

    Subsequent events

    Europe

    Closing VDM Obligaties activities

    In the first half year of 2007 Van der Moolen has decided to terminate the European bond activities in VDM Obligaties as from August 1, 2007 after concluding that the activities could not be scaled to the desired levels. VDM Obligaties made market in Dutch and selected French, Italian and Belgian fixed income instrument traded in Euronext. Its primary activity was to provide liquidity in these bonds to banks and brokers in order to fill retail order flow. The revenues of these activities, mainly being commissions and partly from gains on principal transactions, amounted to EUR 1.3 million for the full year 2006 and EUR 0.5 million for the first six months of 2007.

    US

    Acquisition of Robbins & Henderson

    On July 26, 2007, Van der Moolen announced the acquisition of Robbins & Henderson, a US based institutional broker. Gross revenues for 2006 amounted to $ 6.4 million. The acquisition is subject to regulatory consent. The acquisition price is based on the earnings of Robbins & Henderson for the years 2006, 2007 and 2008.

    The acquisition price amounts to $ 2 million based on the 2006 earnings and, in addition, the net profit for the year multiplied by factor 4.5 for 2007 and 4 for 2008. The results of Robbins and Henderson will be included in the VDM figures as of third quarter earnings.

    Sale of NYSE shares

    In July 2007, Van der Moolen has sold, in addition to the sale of 82,822 NYSE Group shares in the second quarter, 40,826 Group NYSE shares, resulting in a sale of in total 123,648 in 2007 at an average price of $ 74.36. The remaining number of shares Van der Moolen owns to date is 175,476.

    Repayment subordinated borrowings

    At August 3, 2007 we have repaid an amount of $ 35 million related to the subordinated borrowings, in conformity with the contractual repayment schedule.

    Supervisory Board

    On August 14, 2007 Prof.dr. R.G.C. van den Brink has resigned as member (Chairman) of the Supervisory Board of Van der Moolen Holding N.V. for personal reasons. The Supervisory Board and the Executive Board of Van der Moolen thank Prof.dr. Van den Brink for his knowledgeable advice and service over many years. The vacancy in the Supervisory Board will be filled in, in accordance with applicable rules, as soon as possible. His colleague, drs. M. Arentsen RA will take over the position as Chairman of the Supervisory Board for the time being.

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.



                     Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                          (IFRS, Unaudited)
----------------------------------------------------------------------
(amounts in millions           Q2          Q2                Q1
 of Euros, except per
 share data)                                   %                 %
                            2007        2006              2007
--------------------- ----------- ----------- ----- ----------- ----

Revenues                    35.2        40.5   -13%       39.6  -11%

Other gains and
 losses - net                0.6        (0.9) -167%          -

   Exchange, clearing
    and brokerage
    fees/trading
    licenses               (12.1)      (11.7)    3%      (12.4)  -2%
   Employee benefit
    expense                (16.7)      (11.3)   48%      (19.9) -16%
   Depreciation and
    amortization
    expenses                (1.8)       (1.5)   20%       (1.7)   6%
   General and
    administrative
    expenses               (10.4)      (20.4)  -49%       (6.6)  58%

Total operating
 expenses                  (41.0)      (44.9)   -9%      (40.6)   1%

Operating profit
 (loss)                     (5.2)       (5.3)   -2%       (1.0) 420%

   Net financing
    costs                   (1.3)       (0.9)             (2.2)

Profit (loss) before
 income tax                 (6.5)       (6.2)    5%       (3.2) 103%
   Income tax
    benefit/
    (expense)               (2.8)       (1.5)             (1.2)
Profit (loss) for the
 period                     (9.3)       (7.7)   21%       (4.4) 111%

   Profit
    attributable to
    minority interest       (0.6)        0.7              (1.1)
   Preferred
    financing
    dividend                 0.9         1.0               1.0
Profit (loss)
 attributable to
 common equity
 holders of the
 Company                    (9.6)       (9.4)    2%       (4.3) 123%
--------------------------------- ----------- ----- ----------- ----

--------------------- ----------- ----------- ----- ----------- ----
Average number of
 common shares
 outstanding          46,680,891  45,453,298     3% 46,680,891    0%
Diluted average
 number of common
 shares outstanding
 a)                   46,680,891  45,894,242     2% 46,680,891    0%
Per common share
 data:
Profit (loss) per
 common share              (0.21)      (0.21)   -1%      (0.09) 123%
Diluted profit (loss)
 per common share          (0.21)      (0.20)    0%      (0.09) 123%
--------------------- ----------- ----------- ----- ----------- ----

                     Van der Moolen Holding N.V.
                Consolidated Profit and Loss Account
                          (IFRS, Unaudited)
----------------------------------------------------------------------
(amounts in millions of Euros, except       6 months    6 months
 per share data)                                                  %
                                               2007        2006
---------------------------------------------------- ----------- -----

Revenues                                       74.8        79.5    -6%

Other gains and losses - net                    0.6        21.1   -97%

   Exchange, clearing and brokerage
    fees/trading licenses                     (24.5)      (22.2)   10%
   Employee benefit expense                   (36.6)      (23.9)   53%
   Depreciation and amortization
    expenses                                   (3.5)       (3.1)   13%
   General and administrative expenses        (17.0)      (27.4)  -38%

Total operating expenses                      (81.6)      (76.6)    7%

Operating profit (loss)                        (6.2)       24.0  -126%

   Net financing costs                         (3.5)       (4.7)  -26%

Profit (loss) before income tax                (9.7)       19.3  -150%
   Income tax benefit/ (expense)               (4.0)      (13.0)  -69%
Profit (loss) for the period                  (13.7)        6.3  -317%

   Profit attributable to minority
    interest                                   (1.7)        3.6  -147%
   Preferred financing dividend                 1.9         1.0    90%
Profit (loss) attributable to common
 equity holders of the Company                (13.9)        1.7  -918%
---------------------------------------------------- ----------- -----

---------------------------------------------------- ----------- -----
Average number of common shares
 outstanding                             46,680,891  45,197,124     3%
Diluted average number of common shares
 outstanding a)                          46,680,891  45,638,068     2%
Per common share data:
Profit (loss) per common share                (0.30)       0.04  -892%
Diluted profit (loss) per common share        (0.30)       0.04  -892%
---------------------------------------------------- ----------- -----




Van der Moolen
 Holding N.V.

Revenue breakdown                                  6       6
 in millions of     Q2    Q2          Q1          months  months
 Euros             2007  2006   %    2007   %      2007    2006    %
----------------- ----- ----- ----- ----- ------ ------- ------- -----
US Operations       6.3  21.1  -70%   7.7   -18%    14.0    43.7  -68%
European Trading   16.6   9.2   80%  20.7   -20%    37.3    17.1  118%
PMM/CMM Principal
 Trading            7.2   6.4   13%   6.3    14%    13.5    11.5   17%
Brokerage
 activities         5.1   3.8   34%   4.9     4%    10.0     7.2   39%
----------------- ----- ----- ----- ----- ------ ------- ------- -----
Total revenues     35.2  40.5  -13%  39.6   -11%    74.8    79.5   -6%
----------------- ----- ----- ----- ----- ------ ------- ------- -----

----------------- ----- ----- ----- ----- ------ ------- ------- -----
Van der Moolen
 Holding N.V.

Operating profit
 before other
 gains and losses
 (net), before
 amortization of
 intangible fixed
 assets and
 before
 impairment,
 breakdown in                                      6       6
 millions of        Q2    Q2          Q1          months  months
 Euros             2007  2006   %    2007   %      2007    2006    %
----------------------- ----- ----- ----- ------ ------- ------- -----
US Operations     (5.2)   8.3 -163% (2.5)   108%   (7.7)    17.4 -144%
European Trading    3.9   2.5   56%   5.0   -22%     8.9     4.5   98%
PMM/CMM Principal
 Trading            1.7   1.7    0%   1.6     6%     3.3     2.5   32%
Brokerage
 activities       (0.3) (0.2)   50% (0.4)   -25%   (0.7)   (0.5)   40%
Unallocated and
 Holding          (4.6) (5.7)  -19% (3.6)    28%   (8.2)   (9.0)   -9%
----------------- ----- ----- ----- ----- ------ ------- ------- -----
Total operating
 profit before
 other gains and
 losses (net),
 before
 amortization of
 intangible fixed
 assets and
 before
 impairment       (4.5)   6.6 -168%   0.1 -4600%   (4.4)    14.9 -130%
----------------------- ----- ----- ----- ------ ------- ------- -----




                     Van der Moolen Holding N.V.
                      Consolidated Balance Sheet
                          (IFRS, unaudited)
----------------------------------------------------------------------
(amounts in millions of Euros)                  June          December
                                                 30,              31,
                                                 2007             2006
----------------------------------------------------- ------- --------
Assets
Non-current assets
Intangible assets                        82.9            84.9
Property, plant and equipment             5.4             6.1
Financial fixed assets                   16.0            14.9
Available-for-sale financial assets      14.1            24.2
Cash and cash-equivalents                90.2           103.0

                                      -------         -------
                                                208.6            233.1
Current assets
Securities owned                      1,451.0         1,077.8
Due from clearing organizations and
 professional parties                   321.2           223.0
Current assets and prepaid expenses      19.7            18.2
Cash and cash-equivalents               102.7           114.9

                                      -------         -------
                                              1,894.6          1,433.9
----------------------------------------------------- ------- --------
Total assets                                  2,103.2          1,667.0
----------------------------------------------------- ------- --------

Equity and liabilities
Capital and reserves attributable to
 the Company's equity holders           187.6           215.3
Minority interest                           -             4.7

                                      -------         -------
Total equity                                    187.6            220.0
Non-current liabilities
Capital of minority members                 -            13.7
Subordinated borrowings                  55.3            64.9
Other non-current liabilities            10.4             8.4

                                      -------         -------
                                                 65.7             87.0
Current liabilities
Securities sold, not yet purchased    1,157.4           967.7
Due to clearing organizations and
 professional parties                   385.9           212.3
Due to customers                         18.3             3.9
Short-term borrowings                    29.6            38.9
Bank overdrafts                         217.7           112.4
Other current liabilities and accrued
 expenses                                41.0            24.8

                                      -------         -------
                                              1,849.9          1,360.0
----------------------------------------------------- ------- --------
Total equity and liabilities                  2,103.2          1,667.0
----------------------------------------------------- ------- --------

----------------------------------------------------- ------- --------
Guarantee capital                               242.9            298.6
----------------------------------------------------- ------- --------



                     Van der Moolen Holding N.V.
              Movement schedule of shareholders' equity
                          (IFRS, unaudited)

Movement in shareholders' equity
--------------------------------------- ------- ------- ------- ------
(Amounts in millions of euros)            6               6
                                         months          months
                                           2007            2006
--------------------------------------- ------- ------- ------- ------

Shareholders' equity at January 1                 215.3          221.2
Adjustment prior year                         -           (0.4)
Preferred financing shares               (10.4)            51.4
Issued common shares and issuable
 shares (Curvalue acquisition), net of
 shares held in treasury                      -            42.1
Dividend preferred financing shares       (4.4)               -
Cash dividend                                 -           (2.3)
Currency exchange differences             (2.9)          (17.7)
Profit (loss) attributable to common
 equity holders of the Company           (13.9)             2.1
Contribution to dividend reserve
 financing preferred shareholders           1.9             2.1
Sale of treasury shares                       -             0.7
Share option contribution                   0.1               -
Reallocation of minority partner
 interest                                   4.6               -
Fair value change on available-for-sale
 financial assets                         (2.7)           (4.9)
                                                -------         ------
                                                 (27.7)           73.1
                                                -------         ------
Shareholders' equity at June 30                   187.6          294.3
--------------------------------------- ------- ------- ------- ------


----------------------------------------------------------------------
                 Consolidated statement of cash flow
                          (IFRS, unaudited)

Consolidated statement of cash flow
--------------------------------------- ------- ------- ------- ------
(Amounts in millions of Euros)            6               6
                                         months          months
                                           2007            2006
--------------------------------------- ------- ------- ------- ------
Cash flow from operating activities              (76.2)            5.1

Cash flow from investing activities                 1.8           20.8

Cash flow from financing activities              (42.0)         (24.6)

Currency exchange differences on cash
 and cash-equivalents, net of bank
 overdrafts                                       (1.1)            0.8

Change in cash and cash-equivalents,
 net of amounts of bank overdrafts              (117.5)            2.1

Cash and cash-equivalents, net of
 amounts of bank overdrafts at January
 1,                                                 2.5            1.6

                                                -------         ------
Cash and cash-equivalents, net of
 amounts of bank overdrafts at June 30,
 2007                                           (115.0)            3.7
--------------------------------------- ------- ------- ------- ------


    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             Telephone: +31 (0)20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                VAN DER MOOLEN HOLDING N.V.

         Date: August 16 2007                   By: /s/ Richard E. den Drijver


                                                     ---------------------------
                                                name: Richard E. den Drijver
                                                title: Chairman of the Executive
                                                Board


                                                By: /s/ Casper F. Rondeltap


                                                    ----------------------------
                                                name : Casper F. Rondeltap
                                                title: Member of the Executive
                                                Board


----------------------------------------------------------